

June 2, 2011

Via E-mail
Roy G. Warren, Chief Executive Officer
Attitude Drinks Incorporated
10415 Riverside Drive, Suite #101
Palm Beach Gardens, Florida 33410

   RE: **Attitude Drinks Incorporated**
        Form 10-K for Fiscal Year Ended March 31, 2010
        Filed July 14, 2010 and amended April 21, 2011
        File No. 0-52904

Dear Mr. Warren:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis

External Sources of Liquidity, page 21

1. We reissue comment seven of our letter dated March 31, 2011. We continue to note the disclosure of external debt financing regarding sources of funding that are past due. Please disclose the amount that is past due for each separate funding and clearly disclose whether there are any penalties that are accruing. Clearly disclose the amount of interest and/or penalties that are due for each financing in default. Also, clearly disclose the interest rate for debt financing. Lastly, the statement on page 25 that "all convertible notes payable have a due date after March 31, 2010 and are not in default for any past due dates" is inconsistent with the disclosure elsewhere in this section. Please revise.

Item 9A – Controls and procedures, page 32

Management's Report on Internal Control over Financial Reporting

2. We note your response to comment 8 of our letter dated March 31, 2011. We note your disclosure that "In its assessment of the effectiveness of the Company's internal controls over financial reporting, management determine that there were control deficiencies as of the year ended March 31, 2010 that constituted material weaknesses." We do not see where you have provided management's conclusion as to the effectiveness of your internal control over financial reporting (i.e., effective or not effective). A material weakness would preclude a conclusion that such controls are effective. Please amend the filing to provide the disclosure required by Item 308(a)(3) of Regulation S-K.

Remediation Efforts to Address Deficiencies in Internal Control over Financial Reporting, page 33

3. We note your disclosure that "As a result of the findings from the investigation and a company-lead accounting review, management intends to take practical cost-effective steps in implementing internal controls..." With a view towards possible disclosure, please tell us what is meant by "the findings from the investigation and a company-lead accounting review."

Item 11. Executive Compensation, page 35

4. We note the reference in footnote f to "the non-cash expense to recognize the costs of non-qualified stock options granted to the above executives." Please revise to instead reflect the grant date fair value in accordance with Topic 718.

5. Please disclose what is included in the all other compensation column.

Item 15. Exhibits, page 40

6. We reissue comment 19 of our letter dated March 31, 2011. We continue to note that exhibits 10.1, 10.8, 10.19, 10.23, 10.26, 10.28, 10.29, and 10.31 are missing exhibits and/or schedules. We also note that exhibit 10.2 to the Form 8-K filed on May 7, 2009, Exhibit 10.20 to the Form 8-K filed July 21, 2010, Exhibits 10.24 and 10.27 to the Form 8-K filed January 27, 2011 (re-filed on Form 8-K amendment filed on May 9, 2011), Exhibit 10.28 to the Form 8-K filed February 7, 2011 (re-filed on Form 8-K amendment filed on May 10, 2011), and Exhibits 10.32 and 10.35 to the Form 8-K filed March 18, 2011 (re-filed on Form 8-K amendment filed on May 10, 2011) are missing exhibits and/or schedules. Please file these exhibits in their entirety.

7. As previously requested in comment 20 of our March 31, 2011 letter, please file as an exhibit the termination and release agreement that was signed by the company and Nutraceutical Discoveries, Inc. on February 24, 2010.

General

8. We reissue comment 23 of our letter dated March 31, 2011. Please amend your Forms 10-Q for the periods ended June 30, 2010, September 30, 2010 and December

31, 2010 to comply with the comments issued on the Form 10-K for the MD&A section and the Recent Sales of Unregistered Securities section.

Closing Comments

You may contact Raquel Howard, staff accountant at (202) 551-3291 or Tia Jenkins, Senior Assistant Chief Accountant at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or Pam Howell, legal reviewer, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director